UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Efficient Networks, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

28205610
(CUSIP Number)

                   December 17, 1999
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

CUSIP No. 28205610	13G

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cabletron Systems, Inc., Taxpayer Identification Number: 042797263
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) X
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 7,200,000 shares[1]
	7.	SOLE DISPOSITIVE POWER 7,200,000 shares[2]
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,200,000 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.1%
12.	TYPE OF REPORTING PERSON Corporation

     1 Cabletron Systems, Inc. and Efficient Networks, Inc. are parties to a Standstill and Disposition Agreement, dated as of December 17, 1999, pursuant to which Cabletron Systems, Inc. has agreed to take such action as may be required to vote its shares of Efficient Networks, Inc. Common Stock in the same proportion as other shareholders have voted their shares of Common Stock on any particular matter.

    2 Cabletron Systems, Inc. and Efficient Networks, Inc. are parties to a Standstill and Disposition Agreement, dated as of December 17, 1999, pursuant to which Cabletron Systems, Inc. has agreed not to dispose of its shares of Efficient Networks, Inc. Common Stock, subject to various exceptions stated therein including sales pursuant to underwritten, registered offerings and certain sales under Rule 144 of the Securities Act of 1933, as amended.

SCHEDULE 13G

Item 1(a) Name of Issuer:
            Efficient Networks, Inc.

1(b) Address of Issuer's Principal Executive Offices:
            4201 Spring Valley Road, Suite 1200
            Dallas, TX 75244

Item 2(a) Name of Person Filing:
            Cabletron Systems, Inc.

2(b) Address of Principal Business Office or, if none,
            Residence:
            35 Industrial Way
            Rochester, NH 03867

2(c) Citizenship:
            Cabletron Systems, Inc. is incorporated in the State of Delaware.

2(d) Title of Class of Securities:
            Common Stock

2(e) CUSIP Number:
            28205610

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
            or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940
            (15 U.S.C. 80a-8);

(e) [ ] An investment adviser in accordance with '240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with '240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with '240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
            (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with '240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to '240.13d-1(c), check this box [X]

Item 4(a)  Amount beneficially owned:

4(b) Percent of Class:
        16.1%

4(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

(ii) shared power to vote or to direct the vote:
    7,200,000 (see footnote 1 on cover page)

(iii) sole power to dispose or to direct the disposition of:
    7,200,000 (see footnote 2 on cover page)

(iv) shared power to dispose or to direct the disposition of:

Item 5 Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6 Ownership of more than Five Percent on behalf of another person:
Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8 Identification and Classification of Members of the Group:
Not Applicable

Item 9 Notice of Dissolution of Group:
Not Applicable.

Item 10 Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CABLETRON SYSTEMS, INC.

 Dated: December 23, 1999.

By:/s/ Eric Jaeger
         Eric Jaeger
Executive Vice President